SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry: 1431-1
SEC Registry (CUSIP) 20441B407 – Class B Preferred Shares
SEC Registry (CUSIP) 20441B308 – Common Shares
LATIBEX Registry 29922 – Class B Preferred Shares

EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The shareholders of Companhia Paranaense de Energia – Copel are hereby invited to an Extraordinary Shareholders Meeting to be held at the Company’s headquarters, located at Rua Coronel Dulcídio nº 800, in the city of Curitiba, on July 23, 2009, at 2:30 pm, to resolve on the following agenda:

1. Criteria for the application of the Annual Tariff Readjustment Index – ITR/2009; and
2. Nocturnal Pig-Breeding Program.

Note:

a) The documents related to the matters to be discussed in the Shareholders Meeting, as well as the Manual for Shareholders Meetings, are available to shareholders at the Company’s headquarters; and

b) Powers of attorney for the Shareholders’ Meeting should be deposited at Copel’s headquarters with the Financial and Investor Relations Department, at Rua Coronel Dulcídio, 800, 2º andar, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, June 19, 2009

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.